                   Filed by CBOT Holdings, Inc.
                   Subject Company--CBOT Holdings, Inc.
                   Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                    * * * *

The following is a transcript of a meeting of the CBOT membership held on March 14, 2002,which is currently available for audio replay on the CBOT's intranet site, MemberNet.

CBOT - Candidates' Forum

[male] While CBOT Holdings, Inc., CBOT Holdings, has filed with the SEC a registration statement on form S4, including a preliminary proxy statement and prospectus regarding the restructuring of the Board of Trade of the City of Chicago, Inc., CBOT. It has not yet become effective, which means it is not yet final. CBOT members are urged to read the final registration statement on form S4 including the final proxy statement and prospectus when it is finalized and distributed to members, as well as the other documents which CBOT Holdings or the CBOT has filed or will file with the SEC. Members may obtain a free copy of the final prospectus when it becomes available and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov
                                                   -----------

John: Welcome fellow members, ladies and gentlemen, to the candidate forum for the 2002 election cycle here at the Chicago Board of Trade. I'm going to do as little speaking as possible. I have a few opening housekeeping items and then I'll introduce the candidates. Charlie Carey, candidate for vice chairman, will have a brief period of time to give a presentation even though he's running unopposed, not that we should be delighted about that, but it's always good to get information from upstairs. After that candidates for full member director and associate member director will each have 2 1/2 minutes for an opening statement, at which time we'll revert to a Q and A. The nominating committee has developed a few brief questions that we'd like all the candidates to answer, and after that we'll take Q and A from the audience.

For your information, C.C. Odom, a candidate for full member director, non-resident, three year term, is not able to attend today's forum. When the time comes I will read the statement for C.C. Odom. C.C.'s mother has been stricken and is in critical condition I understand. He's unable to attend today's meeting.

Another candidate for full member director, non-resident, Walt Weisman, is not present in person, but will be monitoring the proceedings through Membernet and even though he has chosen not to make a statement in the opening remarks, he will be available should anybody have a specific question for him.

A couple of little housekeeping items that we'd like to clarify. I'm sure everybody's received their ballot. If they have not, call Paul Draths in the secretary's office and request one. When it comes to the full member director category, the annual election includes three positions for full member director, three year term. There are five candidates, three resident and two non-resident, for these positions. You may vote for any three of the candidates in this category. Your vote in this portion of the ballot will not count if you vote for more or less than three candidates. Under the CBOT charter the candidates in this category who receive the three largest vote totals will be elected. Unless there is no non-resident candidate among the first three. In this case then the non-resident candidate who places next in the voting will be elected instead of the resident candidate who places third. It is possible to elect two non-residents in that category if they are among the top three vote getters. There have been a lot of questions about that. It's been a long time since there has been more than one non-resident director candidate, but we have clarification from the secretary's office and from the legal staff that that's the way this will work.

Similarly, there used to be a big line of people voting in the lobby outside, and that's been replaced by the proxies which everybody has received. Now if during the course of this forum, or at any point before the votes are counted, something occurs that makes you change your mind about how you voted, you may call and ask the secretary's office to send you a second proxy and vote that. The latest dated proxy ballot which any voting member submits will be the ballot that is counted. So even though there will be two ballots at the secretary's office, the one with the later date is the one that's counted.

If you already have submitted a proxy ballot and wish to change your vote, you may do so by filing another later dated proxy ballot. If you have any further questions, call Paul Draths or Gloria at the secretary's office. They are most competent and will be able to answer any questions you have.

Without further ado, I'd like to introduce the candidate for vice chairman of the board this year is Charles Kerry. The candidates for full member director are Jack Callahan, Jake Morowitz, Alan Zatopa, Gary Sagui, and C.C. Odom. The candidates for AM director are Howard Feiler and Andrew Wallace. And without further ado I'll turn this over to Charlie. Charlie give a brief opening statement.

Charles Kerry: Thanks John. I'd like to thank you, the members, for coming out today. It's a process that's important to us and even though I'm unopposed, I'd like to basically explain a couple of things that have taken place in the past two years and the way I feel about some of our exchange finances going forward.

When you elected me to this position two years ago, we were $100 million in debt. We had over 900 employees and we were spending money to build out our electronic platform, the ace platform. In fact that cost us over $50 million in commitments. Our resources were strained to the point where it was limiting our ability to adequately fund order routing and any other enhancements to technology that would support our open outcry platform.

A period of declining volume and revenues ensued which depleted our cash balances and threatened the financial viability of this organization. Your finance committee, with myself as chairman, was forced to take tough but necessary action to remedy the situation. I think you all know, we had to re-institute dues, raise fees to the members, and cut expenses. We could not have done this without your support.

The good news is today we have trimmed our staff by a head count of over 200. We currently have $50 million in cash on hand. We are now supporting our open outcry platform with capital expenditures in excess of $7 million this year. And the 2001 financial results demonstrate a profit of $19 million.

Our association is, and will continue to be, in a financially sound position. These accomplishments have not been achieved without some burden to the membership. We need to reexamine our fee structure and find a way to lower the cost to you, the members. Our members are our greatest asset. Our liquidity providers and our floor brokers continue to serve the needs of the marketplace. And I'm pleased to report that we are averaging over a 1.5 million contracts per day this month. We recently set a record of over 500,000 contracts on the ace platform in one day. This would not be possible without you, the members.

We continue to face complex challenges, the marketplace is not standing still. We must remain vigilant so that our exchange, our products and our liquidity providers continue to serve the needs of the marketplace.

As vice chairman I pledge to continue this work. Thank you.

John: Before the start of today's forum, the candidates for full member director and candidates for AM director drew numbers from a hat and that determines the order in which they'll be speaking. When we start the Q and A, we'll start with one candidate and work our way down and then rotate as we go through the question and answer period. Back Callahan was number one, and I won't do these introductions after that, they'll just go until Gary Sagui, at which point I will read C.C. Odom's statement and then Howard Feiler and Andy Wallace. So, Jack Callahan. You can stay there, just grab the microphone.

Jack Callahan: Thank you John. I'm also number one on the ballot, I would like to point out. I appreciate the opportunity to address the membership in this forum. While many of you know me and have worked on various committees, I would like to take just a moment to highlight my involvement with change at the CBOE and the Chicago Board of Trade.

Over the past 20 or so years, I've been a catalyst for change through participation in numerous committees and task forces. Most prominently the CBOE new building committee, it's technology task force. It's modified trading system task force. It's screen based trading system task force. And the joint advisory committee for the Chicago Board of Trade and the CBOE.

Through these experiences I feel that I have a clear vision of what the CBOT should be as we enter the early 21st century. The Board of Trade must be positioned to make its products and services much more accessible to the outside world. And be in control of its own destiny.

As you well know, we are on our way with a restructuring plan that hopes to accomplish these same goals. At this juncture we are entering a critical phase of the restructuring process. And it's going to take a strong board of directors with the right experience, with the CBOT management team in making the right decisions and taking the right steps to successfully complete this program over the next six to 12 months.

I am confident that I have the experience and the perspective to be an effective member of our board during this important period of change, and I will be guided by four major beliefs.

One. To be an independent director who will hold management of the exchange accountable for the interests of its owners.

Two. To take an active role in monitoring the implementation of the S4 filing and to assure that core rights are fully respected.

Thirdly. To visionally preserve this CBOE exercise right, and the terms of the recent 2001 agreement.

Finally, to replace existing technology with systems of which we have control.

In summary, I believe that we should continue down the road toward restructuring, as long as we accomplish the four points I just mentioned. I look forward to the opportunity to elaborate during the question and answer period.

I'd like to close by relating an experience with the Chicago Options Exchange technology task force in 1992. The prospects were daunting and mind bending. The committee adopted the slogan of the Evanston marching kazoo band, which is: we don't know where we're going, but we're already on our way. In the near future I hope that this institution can say that we knew where we wanted to go, and we got there. Thank you.

John: Thanks Jack.

[male] Somebody told me earlier today that 2 1/2 minutes is too short for anyone to tell anybody anything. But I'm going to give it a try. I want to thank the nominating committee for their confidence in me and for nominating me. This election, like all the other elections we have, is the exercise of our most important prerogative. While there shouldn't be a specific litmus test on any one issue, certainly not in a theoretical one, principles are important. Beyond principles effectiveness is important. And by effectiveness I mean skills, knowledge, ability to vocalize and press questions. Willingness to seek solutions. The ability to do a job that is more than voting yes or no on a list of static issues. Things change, details change. The ability and willingness to seek and find solutions is the key.

Principles. I believe that all of our value comes from our volume. Our volume comes from our liquidity and from our order flow. What truly distinguishes us from all other exchanges, and from all other electronic platforms, is the depth and breadth of our market makers on a trade by trade level. This means our locals. It doesn't mean that we don't have to meet the needs and the desires of those that bring the order flow, we must do that as well. I believe in open outcry. I believe it is best for us as members. I believe it is best for our customers. I believe that sophisticated users know this and with few exceptions prefer competition between brokers and between locals. I believe in honestly supporting both platforms, ace and open outcry. And in the final analysis letting the customers decide.

I'd like to reiterate some of the bullets that I put in my letter that I hope you've all read. I promise to demand that we continue to operate frugally and aggressively. I promise to demand that our technology solutions focus on efficiency and growth. I promise to demand that our floor population gets the support and fee structure that will encourage their participation. I promise to demand that our members will not be disadvantaged to non-members with reference to access or fees to any of our platforms. I promise to demand that customers can expect and get faster order flow and entry verification. I promise to demand that those firms that bring their customer business here can expect more cost efficient and secure ways to do so. I promise to demand that our clearing corporation is more attentive toward our strategic needs. I promise that we'll pursue a closer relationship with our cousins across the street at the CBOE. I promise to demand that we explore all relationships that are mutually beneficial with other exchanges. I promise to be vigilant, involved and true to the principles that I have enunciated. Thank you.

[male] I want to thank the nominating committee for their confidence in me and for the opportunity to be here. This is an important meeting with a lot of things to discuss.

After the elections on the 28th, the new board is going to have to deal with very complex issues. The most important of these is the restructuring issue and membership vote to approve it. If elected I would vote against putting the present proposal to a member vote. And if it is, I would encourage the members to turn it down. There are a variety of reasons why I feel this and I'm going to list three here today.

The first is the potential equity dilution and potential loss of member value. This proposal gives the board at its sole discretion the right to issue new stock to employees, other unnamed persons and themselves for that matter, and this proposal says that they currently expect to do just that. This type of authority is without precedent at this exchange. I believe the membership will find this unacceptable and you will vote it down.

The second is the significant loss of member control in this proposal. I'm referring to the elimination of the petition process and the replacement of the member nominating committee, they're replacing the member nominating committee by the board of directors nominating committee.

These two changes together could foster self perpetuating administrations and further erode membership control and probably member value.

And thirdly according to our chairman in his recent letter, the minority suit is still unresolved and it makes no sense to go to a vote until that is resolved in any event.

Another issue facing the board, and it's a big issue with EUREX, and how do we move our technology forward. Is it with them or without them. And what steps do we take to make sure we are always competitive in the electronic world.

And lastly I'd like to address the lessers who look to their payments for current income. Right now we have a glut of unleased seats. It's 49 the last I looked. And this is the highest number in memory, and probably the highest number of unleased seats we've ever had. There's two ways to try to help this problem. One would be to reduce or eliminate dues. Lastly, changing the way we hold our seats. Right now the trading groups over on the CBOE cannot put their guys on our seat by virtue of the way that we hold them. If we change our Bylaws we may be able to change that.

In closing I want to say what a good job our chairman and president has done. After some tough going, we're now in good financial shape, but there is still a lot of work to be done to keep this exchange strong and competitive. Thanks for the opportunity to be here.

[male - Gary Sagui] First of all, many thanks to the nominating committee and the many members that have given me kind words of support. Let's cut right to the quick. I'm in favor of the proposed demutualization so long as changes are made so that chairs cannot be issued to anyone other than present members without a positive vote by those same members.

I must also be convinced that a distant slate of directors can run a vigorous campaign for a modest amount of money. Demutualization to me is not about having an IPO and making a quick buck on a stock trade that dilutes our control. It's about running our exchange more efficiently.

As an example, let's look at just two important issues that face us. Electrifying open outcry and developing the next generation of electronic platform. Both of these projects have to be done. Both will cost tens of millions of dollars. We all want to share these costs with at least one other exchange. Unfortunately as a member run organization, our record of working with other exchanges could not be worse. The case could be made that as a member run organization, we will have a hard time getting any exchange to negotiate seriously with us on any project of mutual interest. We might have to demutualize just to send a signal to other exchanges that we have the will and the ability to close on joint ventures, mergers or any other dealings that favorably impact us.

I agree that there's going to be consolidation in our industry and that those exchanges that participate successfully in this process will attain economies of scale that give them a significant competitive advantage. Demutualization appears to be a precondition for participation in this process.

Finally, in the time I have left I'd like to talk about block trading. Block trading is the internalization of order flow that allows the FCM to negotiate with the customer and take the other side of his order at a price that might be outside the bid ask spread. A broker or local that engages in this practice in the pit will be sent to jail. Exchanges are under incredible pressure by the FCM community to legalize this practice. Many exchanges have capitulated. The Board of Trade must stand firm. I am hard pressed to identify anything that could be more detrimental to the value of your seat and your ability to make a living than block trading, should it become widespread. If I'm elected and block trading is approved for any contract on any amount, I will consider my tenure as a director to be a waste of time.

I have a packet here that gives my written record on a number of exchange issue. Anybody that wants to is welcome to pick it up after the forum. Thank you.

John: Thank you Gary. Now I have been asked by C.C. Odom to read his statement and understand I was going to wear the French cuffs today and have my hair done, but C.C.'s in a lot better shape than I am so I thought I'd just skip all that. For C.C. Odom.

My statements today will reflect what I consider to be priority issues, complexities and challenges that currently face the exchange. Most of these priorities were brought forward in my candidacy announcement letter. Time allocation for this part of the forum will not allow for in-depth discussion on each of these issues, however, I will be happy to discuss any or all of them.

I'm sure you can contact C.C. by e-mail or through Trade Talk or Membernet.

The following statements represent my issues of priority status.

Number one, first and foremost is member opportunity. I consider this to be the ultimate infrastructure and ballast for the exchange. Member opportunity is the nexus that will guarantee continued success. Without it a question must be raised as to the viability of the institution.

Number two, restructuring and its attendant debate demands that a clean S4 be presented which represents our current and future business plan and business model. Issues such as stock dilution, core rights, governance and a member petition process must be subjected to further intense due diligence. Consideration of calling the question on demutualization must be deferred until all pertinent questions have been satisfactorily answered.

Number three, there are realistic threats from outside competition as well as from internal sources that represent unlimited capital commitment, non-competitive fee structures, pre-execution discussion, block trading and internalization of order flow. We must maintain the integrity transparency and liquidity of our markets.

Number four, state of the art technology innovations in all exchange sectors must be instituted as quickly as possible within realistic time constraints.

Number five, the minority membership litigation must be resolved to the satisfaction of both parties with diligent speed. Continuance of this suit will prove to be destructive to the plaintiffs as well as to the defendants.

Number six, our total exchange volume level must be continuously increased and quantified by standards that reflect successful business practices.

Number seven, parity consideration and support for both the open outcry auction and trading platform as well as for the electronic trading platform must be maintained. Market participants should be the final arbiters in platform preference.

Number eight, new products must be created, launched, property marketed and energetically supported by the membership to realize continued exchange growth. Successful new products will also aid in sustaining member opportunity.

Number nine, a business environment must be maintained that will ensure maximum potential for increases in membership values. The same environment is needed to ensure demand for leases and a lease income that is equitable, proportional to the amount of membership capital at risk.

And last but far from least there needs to be the continuance of the unity that is being realized between the active trading community and the lessor community. These two sectors are definitely joined at the hip and their respective successes and failures reflect equally upon each other.

In closing let me state that I will work diligently to address and successfully resolve the aforementioned issues. For those members who are present today or who might be listening via Membernet, thank you for your interest and consideration. And then many thanks go also to the nominating committee for providing this candidates' forum. That's the end of C.C.'s statement.

Now we'll hear from the AM director candidates. Howard Feiler will be first and Andy Wallace is second.

Howard Feiler: For those of you who do not know me, my name is Howard Feiler. I'd like to thank the nominating committee for selecting me. And additionally, I'd like to thank the many members that gave hours upon hours of their time to prepare me for the responsibility of running for director. I could not have done it without you, and I thank you.

I'm a broker in the 30 year bond pit. I started at the exchange in 1988 and have been a member since 1990. Serving on the membership committee for three years and the treasury bond pit committee for the last seven years. I was with Lehman Brothers as a vice president through 1998, and have been an independent ever since.

I choose to work on the floor because I believe in what we are doing and the magical culture in which we conduct ourselves. We are not obsolete unless we choose to be. Now, I don't think anyone will deny that electronic trading is here to stay. The problem I have is the way in which we as an exchange are escorting the market onto the screen at the expense of open outcry. This is our exchange. And until we restructure, thereby giving up the considerable control we now have, it is not too late.

The major issues for me are the S4 restructuring agreement and how if enacted, it will cause management to work for the electronic platform at the expense of open outcry. If we are truly going to let the market decide where to trade, then resource allocation and strategic initiatives must be balanced. I want to be a director to ensure that open outcry gets a fair chance, even if it's less profitable at the exchange level. Member profit centers must matter.

In order for this institution to realize its full potential, we need to create a robust exchange where a customer driven product mix, liquidity, and accessibility combine with a triple A credit rating to attract the order flows. This can be accomplished within a corporate structure without ignoring member profit centers. This is what I'd like to work towards. Give me a chance. I won't let you down. Thank you.

Andrew Wallace: Hello. My name is Andy Wallace and it has been an honor to have served as the AM director for the CBOT over the last three years. This period has been one of great change and I believe that my background and experience has helped to move us in the right direction.

During these three years, I have taken my position as director seriously. A board member owes a moral and fiduciary responsibility to guard against undo risk, determine priorities, and generally direct the CBOT's activities. We set the policy for the exchange and are entrusted to guard that executive performance faithfully serves these policies.

The membership demands that a director be independent and have the courage to stand against decisions that are not in the best interests of the membership. Let me give you a few brief but important examples of how I've shown such leadership.

First, in 1999 I was one of only two board members to vote against the 2000 budget. I made it clear to the board that more spending cuts were needed.

When chairman Brennan added me to the finance committee, I used my finance background to direct staff to make aggressive cuts and make some difficult choices including raising member fees. And after two years of negative income and low cash balances, the exchange is now back in the black with over $50 million in unrestricted cash balances at the end of 2001.

Second, in the fall of 2000 while chairing the options market maker task force, we drafted a letter to the board that demanded that policies be changed for electronic trading. This policy strictly limited pre-execution discussion and trading against customer orders. At the time this was completely contrary to what electronic exchanges were doing around the world, and I had to stand in front of audiences both here and in New York and listen to their abuse that we were pushing this exchange in the wrong direction. By standing fast I feel we helped preserve what the CBOT stands for. A free and open marketplace that allows for competitive price discovery. It's popular to stand up for pre-execution discussion today, but 11/2 years ago I stood when the exchange needed it.

Lastly, I chaired the pricing task force in 2001 which recommended that price changes for customers on ace trades be raised to levels near the open outcry which would reflect the economic benefit that they deliver. Again, some critics howled that we were heading in the wrong direction, but from this recommendation the staff developed a new pricing strategy that has been implemented this year that reflects this charge and keeps open outcry from being put at a competitive disadvantage.

I have a track record for listening to the members and working with all constituencies and standing in front of the tide in important times. Not all my decisions have been right and I hope that I have a chance to answer some questions at a later time. I pledge I will continue to listen to the members and make decisions that reflect the gains that we have made including restructuring. I believe we're moving in the right direction and with the support of the chairman, I hope to continue as your AM director with your support and vote.

John: Thank you gentlemen for those introductory statements. During the course of conducting the traditional nominating committee meetings, the nominating committee gets to hear from all sectors of the exchange. And based on what we heard in those meetings, we've developed four or five questions based on what pretty much seem to be the concerns and the problems that we face today. We'd like to have the candidates all answer these questions and then we'll take Q and A from the audience. We'll start with, Jack Callahan will answer the first question first and then it will rotate for every succeeding question. Gentlemen we'd like your answers clearly to be as succinct and to the point as possible. We won't be keeping time on this but if somebody decides that they want the podium here, he'll have to wrestle me for it.

The first question regards the S4. Jack, have you read the latest version of the S4 as is currently configured, is the restructuring pointing the CBOT in the right direction and why?

Jack Callahan: I have read the S4. I think it's a blueprint for the right direction for the Board of Trade. It'll make us more efficient, more competitive, more flexible. The filing contains many checks and balances to reach the ultimate goal. Additionally there are many speed bumps in there naturally. We have the regulatory process slows things down. We're dealing with a minority lawsuit which is very important to have resolved before we continue. These natural speed bumps gives a chance to continually reassess as we move along. But I believe that the S4 has pointed us in the right direction.

John: Thanks Jack. Jake.

Jake Morowitz: Yes, I've also read it. I have been an early and frequent critic of the absolute need to demutualize. And if you recall my words years ago, I was an early critic for the need to demutualize. I don't think that we needed it to get a new staff in. I don't think that we needed it to make our management process better. But I have heard and believe two reasons why we do need to demutualize.

One is the ability to consolidate either to buy or merge with another exchange if that happens. It can only be done on a stock basis. And the second one, if and when we have positive cash flows through a period of time, it's the only way to move that cash flow to the membership. Lowering fees when that point comes, is only part of the solution. If the cash flows continue to be positive, we need to have a mechanism to distribute those cash flows to the membership. Demutualization will do that.

In regards to the specific S4 that we have right now, I think that all of the criticisms and all the positive things are all true. The question is, do we want the membership to vote on it. Do we want to continue to tinker with it until a vocal minority or a majority of those that speak up talk about it. When should the vote be. We've had various issues at the Board of Trade before where we've voted things down, gone back to the drawing board, changed them, voted them up again. I'm a big believer in sunshine. I'm a big believer in a full discussion of the implications of all the parts, all the pieces. A debate. Let the members decide. Irrespective of that, I as a director and all other directors should say that no stock ought to be issued without consultation with the present members. And it should also say that we want to ensure that people who want to run against a chosen self selecting slate can do so. I think that the board of directors that's going to get elected at our election, can say that and do that. And after that I think that given the law, given the timing on the minority rights election, given the issues that are involved in trying to change the S4, yet again will determine whether we vote it up or down. But I believe the membership is going to tell us the right thing to do.

John: Thank you Jake. Al Zatopa.

Alan Zatopa: Yes I have read the S4. And I guess the answer is no I do not think it's the direction that the Board of Trade should go. The reason I say that is I don't think that the concept for profit has been made. In this S4 what they're saying is this is the primary mission of the exchange is not going to be to support the members and support the members' opportunity. It's going to support the profits of the enterprise. And I think all of us when we look around here, when we really think about what we're doing, are going to realize that this could be a major problem in the way that we run this organization.

Because if you stop and think of it, we're the engine that makes this go. If you have an administration that is trying to maximize profits, you could have a situation where they are looking to you to increase your fees, to add other costs or whatever so that in effect they could be getting stock and bonuses. I think it would be very much a house divided. In the past we've had problems with the members looking at the sixth floor and feeling that our goals were not coordinated.

I think if we go for profit, certainly the one that's in this S4. I think it would be very detrimental to the exchange. And to be perfectly honest with you, I can't see any upside. This thing started two or three years ago when the stock market was going crazy, we were going to go public. The purpose of this was to go public, now they're saying that there's no chance that we could do that. There is no plans to go public. So if we don't get the benefits of the for profit, why are we giving up all of the detrimental side of this where we're going to be losing control and losing equity.

So in my view, I think that we should seriously re-look at what our goals are and find out, for example one of the things that's come up is in order to get membership value we've talked about spinning off the building in REIT. That transaction alone may be able to solve a lot of the problems.

And just one last thing. Everybody says that you have to go for profit or demutualize in order to be a well run organization. The CBOE is a Delaware non-profit mutual company. They have always had cutting edge technology. Their administration has always been the best. They've always done a great job. And they're a mutual company. And they're non for profit. So if they can do it, why can't we.

John: Thank you Al. Gary Sagui.

Gary Sagui: I've read the S4 and I answered the question in my opening remarks. But just to repeat, I'll repeat it again succinctly and clearly. I'm in favor of the demutualization as long as change is made so that there will be no issuance of stock to anyone other than present members unless these present members vote for that issuance of stock.

The second issue is that I'd have to be convinced that a dissident slate of directors can run a vigorous campaign for a modest amount of money. Are we going to give up control, some amount of control through a demutualization? Yes we will. Do we have checks and balances? Yes we will. If we're afraid, the main check and balance is that if we are afraid of, if the board of directors runs off in a direction that we think is contrary to member opportunity, we run a dissident slate, we throw them all off the board and we redirect the organization.

John: Thank you Gary. Howard Feiler.

Howard Feiler: Thank you, yes, I have read it. And no it is not the right direction. And that's for two reasons.

The first reason is people have to realize the S4 is not a business plan. Running the business as a business is not a plan. The S4 is a change in governance and control. No one should be asked to give up the control without knowing what the plan is. It doesn't make any sense to me.

Secondly, on January 17th, I believe, of this year the board did a bundling provision to keep the stock together so that it would not be sold to outside parties without the membership portion of it. And in that bundling provision, they let the board decide when to take it off. This is totally unacceptable, as most of the other candidates have indicated.

The reason this is unacceptable is because if the stock gets unbundled and sold to outside parties, then the management of the Board of Trade will have a fiduciary responsibility to the exchange profit center. And no matter how much yelling and screaming and proxy we put in, they'll never get rid of that fiduciary responsibility.

Now there's two ways to fix this problem. The first way, as already mentioned, is to keep the stock bundled and make a provision that it can only be unbundled with a stockholder vote. The second way goes back to the restructuring as it was a few years ago where the decision was to split the two companies. An electronic. An EBOT and a CBOT and give them separate management, separate resources, so that they could compete. This is a remedy for the problem we stand now. But as the S4 is written, it's a disaster waiting to happen. Thank you.

John: Andy.

Andrew Wallace: Yes I am in favor of the S4, and as a member of the board I've been working toward improving that S4 over the last two years. I believe it is important that we improve our corporate governance and allow this exchange to have the flexibility to take advantage of potential opportunities in the future.

One item that was asked of me by the nominating committee was, how do I feel about shares being issued to outside investors. And as many people up here have talked about, there could be an issue with that. And that is why, as a member of the board, we elected to staple the share part, the outside share part and the trading right part, together and leave it up to the board of directors to make the determination as to when that should come off. And at that point I do have a difference in opinion from my opponent in that I do believe that it does make sense to leave that responsibility with the board of directors.

Now as I told this to the nominating committee as I'm telling you here today, I also think it's important and always have, to listen to the membership. If the membership says that they do not support me on that position, then that is something that I'm willing to move forward on.

The second issue is because I think it's important that we have the right people on the board of directors to make decisions on behalf of the membership, is I agree with the point that we need to make sure that the right to petition to become a board member is both easily accessible and does not cause financial hardship. Under the S4 board members will be eligible and will come up for a vote once per year. That holds them to the responsibility that they've promised to the membership and I think that's what's going to keep the S4 moving forward and put us in a better position in the future.

John: Thank you gentlemen. Jake you'll take this second question first. In August of 2000 side by side trading of financial instruments was initiated at the CBOT. Where do we go from here?

Jake Morowitz: We initiated side by side trading not in the grain room, in the financial room I think that it's been a rousing success. I think there's a symbionic relationship between the floor and the ace trading. I think that once we get bandwidth issues resolved in terms of having more non-tethered instruments in the financial floor, there's going to be an additional growth of trading that gets generated from the floor upstairs, from upstairs downstairs. I think that you're giving FCMs and other institutions that control order flow or direct their own order flow, to make a decision about which platform is most efficient for them. I think that the experiment has shown us that in times of dislocations there's nothing better than several hundred people facing each other and competing. I think that in very low volatility times people might choose the option of saving the brokerage or doing it the easy way or whatever. But I think we need to facilitate more electronically assisted open outcry, and we need to facilitate more of a symbionic relationship between the electronics and open outcry and let customers and members choose which they want to use when. From the pit, upstairs, from upstairs down to the pit.

John: Thank you Jake. Alan Zatopa

Alan Zatopa: One of the thoughts I had, and I frankly can't take authorship of it, when it comes to the grains is taking the mid-am contracts which are the mini contracts, converting those to electronic trading and putting those down on the floor. This is something that I think we're going to have a problem implementing because we have a situation with Eurex and how are we going to move forward on this. This is one of the things that should be our primary goal, is to figure out what type of technology that we're going to use. And then be able to move that forward.

But I'd like to give you another concept. People confuse electronic trading. See there's actually two parts of electronic. You have electronic order entry, which is the ability to get an order electronically into our building. And then you have electronic trading which is the order matching.

One of the things that I think we fall down on is that we're not spending enough money to get orders into the exchange electronically. Now whether they're matched up on ace or if they're done in the pit is something that we will work out. But unless you get the orders in here electronically, it's going to be hindering our growth. And I think this is one of the things that we should very seriously look at because I think frankly, now we have a good opportunity.

John: Thanks Alan. Gary Sagui.

Gary Sagui: I think it's clear from having had a TT terminal on my desk everyday since August 2000 that the electronic platform has a very deep and liquid market in the front month of our financial contracts. I think that it's possible that if all we traded was the front month, I think that our exchange could probably go electronic. But if you consider the other things that are done on our floors, it is impossible for the electronic platform to provide the liquidity and price discovery and all the different option strikes and contract months that our open outcry system does.

As the trade gets more complex, as there are more strikes, more option months, more complicated trading strategies, ratio trades, butterfly trades, etc., etc. the electronic platform really starts to fall short of what open outcry can do. I think it would be very illuminating if every member and everyone that suggests that the pits could be closed and we could satisfy the market with an electronic platform only. I think it would be very illuminating if everyone looked at the Eurex system, look at the front month contracts that trade on Eurex and look at the options. They have a liquid contract in the outright bubble. Bubble, bund and schatzee. There is absolutely nothing on the screen in their options market.

So, I think that if we are to maintain price discovery and liquidity in anything other than our front month contracts, we're going to have to keep open outcry alive. It is impossible for the matching engine that we currently have, even if there was a development in front end trading systems. The Eurex, the ace platform, cannot handle the number of canceled replaces that it would take to keep markets alive in a number of contract months and a number of option strikes.

So, hey I'm wandering here but to wrap it up, it is crucial not only for member opportunity that we keep open outcry alive, but it's crucial to maintain the price discovery, liquidity and integrity of back month contracts that we keep open outcry alive and that we give it whatever support it needs in terms of electrifying it, reducing fees or whatever it takes.

John: Thanks Gary. For the benefit of the members listening in or monitoring Membernet, I'll repeat the question. In August of 2000 side by side trading of financial instruments was initiated at the Board of Trade. Where do we go from here? Howard.

Howard Feiler: I think everyone's in agreement that the strength of this exchange lies in the liquidity providers. The problem with the technology is what's happening to those liquidity providers in the pit. And what I see happening on the floor is revenue streams are going from the floor up to the exchange level. This is decreasing profitability and it's going to have a negative impact on our market makers. Let me give you an example of how this occurs.

If a Goldman Sachs or a Merrill Lynch flashes in an order to sell a hundred lot into the pit, it generates revenue for the broker and the local trader has a chance to trade off of it getting the edge. The exchange will get a fee of $5 in this transaction. Now, if that hundred lot is put in the electronic platform, there's no revenue to the broker, there's no revenue to the trader, and the exchange gets anywhere between $35 and $25. That's a 500 to 700% increase in revenues.

If our strength is our liquidity providers, then we cannot reduce their profitability in low volatility instances because in high volume, high risk instances their ability to make markets will be diminished. I think some things need to be done about this. I think pricing is off. I could go into my whole pricing theory, but if anybody has questions on that, please ask me. Thank you.

John: Andy Wallace.

Andrew Wallace: I believe in letting the marketplace decide where they want to put their orders, electronically or open outcry. However, I make my living on the floor of open outcry and I have for the last 22 years.

Open outcry provides liquidity, but also provides information about the trades that are critical to our outside customers. And that's what I do, is I speak to customers around the world who are looking to get their orders filled.

As a member of the finance and executive committee, we've committed $24 million in the budget this year to help improve and electrify the open outcry floor, to help us compete against the electronic marketplace.

As I spoke about earlier, we've helped to put pricing on a more equal basis so that we can have a competitive debate and exchange between electronic and open outcry. Electronic markets, however, do provide a break in fees, and that's certainly of interest to many of our outside customers. However, what we give them is more than that by giving them the information and liquidity, the depth that our market makers provide here. We do need, however, to make some improvements in our electronic platform. The ace Eurex alliance has not worked out as we expected from three years ago. We need to make some changes and some of those changes are being made.

And when I talk about change I'm talking about a system that will allow better access, to put more products on the system so we can list more products and be more competitive. And more axis to bring more customer orders in so that they can have a choice between trading electronically or on the floor.

And finally I'll talk about the firm that I'm associated with, R.J. O'Brien. R.J. O'Brien has really been at the forefront of helping the marketplace during this change that we've seen in the last two years. They now bring about 80% of their orders electronically to the pits so that the orders are filled into the pits as opposed to calling through the system. They take advantage of some of the benefits this exchange has given them. To bring their orders electronically to our exchange, give that order into the pit to let the broker and the local have a chance to trade against it, and get it back out. That's a cost savings that helps the exchange and I think it's a win-win for all involved.

John: Thanks Andy and there won't be any charge for that little advertising.
Jack.

Jack Callahan: We have instituted side by side. However, I believe the open outcry system is still competing with one arm tied behind its back. The first thing we have to do is get an adequate order delivery system to the open outcry system, so that they can compete on turn around time. Order in, execute in the open outcry system. Order electronically fill, given back electronically to the customer. And get this down to somewhere around minutes or a quarter of an hour or whatever. Where we go from here, that's my first step.

Secondly, electronic trading and open outcry can evolve into the future. We may have a hybrid system whereby the markets and the prices come out of the open outcry system and in the pits. But they're electronically accessed by the outside world.

A simple example is what's going on at the CBOE. A customer can sit with his laptop in Aspen. Put in a market order to Charles Schwab's website. It goes from there to the CBOE order routing system. Is executed at the best price in the IBM pit, which is produced by the market makers there. The report goes back to his laptop. This can be done in minutes if it's a market order.

Electronics have proven their worth, so has the open outcry system. And I think that the open outcry system has to have electronic assistance and electrified pits.

John: Thank you Jack. I apologize. As I was saying before, the remaining prepared questions from the nominating committee to one extent or another have pretty much been covered by the opening statements and the answers to the earlier questions of the candidates here. So we'll open this up to Q and A from the audience. We've had several questions faxed to us and one that I was going to present myself, but I see he's in the audience already. Tim Feldheim would you care to present the question that you had.

Tim Feldheim: I'd like to ask all the directors what their stance on the minority lawsuit is and also if they think that the proposed allocation is fair.

John: We start actually with Alan Zatopa since this involves all the candidates.

Alan Zatopa: Well frankly I'm not an attorney. I think the allocation should be as close to the way the shares initially were allocated I guess. There's a lot going on with that suit right now. I'd like to see it resolved on the one hand. On the other hand I don't think that just because the exchange. I don't think the exchange just because we want to go through this demutualization should be forced to do something that's not equitable for all the members. So this is why I think that if the exchange would calmly look at what's going on and see if we can make a settlement that makes sense, we should settle it. If we don't and if it doesn't make sense, then we should fight it and hold off on the demutualization.

John: Gary Sagui

Gary Sagui: I own a full and I own an AM. And I think on the stock allocation the class A stock allocation does not make the list of the top five things that I think is going to effect the value of my full or my AM. I think that electrifying open outcry, coming up with a good next generation of electronic platform. Hey, I think cross margining with the Merc would be more important than that. I think that coming up with a better margining system than span is going to be more important to the value of my seat than whether the AM gets 20%, 10% or 30%.

I think that, I said in my statement that I don't think that we're going to have a hot IPO here that's going to make us a lot of money. That's not what I'm looking to do as an owner of exchange seats and a participant at the Board of Trade. I think that the issue has gotten much more emotional than the economic arguments indicate. I'd like to see it resolved. What do I think is fair. I think 16% would be fair. I think 32% would be fair. My blood doesn't boil on the issue. They decided it would be 20%, I'm happy to stay with that. I wouldn't be upset if it were changed from that either lower or higher. I'd like to get it over and behind us and I think the debate on it has been kind of a waste of time of our organization.

John: Thanks Gary. Howard

Howard Feiler: I own an AM. Is it fair, I don't know if it's fair. I do know one thing. When I joined this institution they made me sign the book. And the book says if you've got a dispute you take it to arbitration. I want to say first of all I agree with Gary, the issues before this exchange are not this suit. But I know for a lot of members who've spent a lot of time on it, it isn't the big issue. But I believe this issue belongs in arbitration. We all agree to go to arbitration when we have a dispute.

Now. That being said, I did some research on this issue and it seems that it can be settled. And my advice to the minority member suit is to strive for arbitration on the allocation. Arbitration on the allocation. Let the arbitrators decide as every member has agreed.

John: Thanks Howard. Andy Wallace.

Andrew Wallace: First as a member of the board I did vote against the decision on the allocation, as did two other members of the board at the time. I didn't feel that the allocation committee gave the equal weights that were needed to come to that conclusion. However, I do support that the committee followed the business judgment rule in making that decision and therefore that is why I have voted in favor of the restructuring going forward with the current allocation.

Since this lawsuit has come about, I have spent many times talking with you, Tim, and other members of the suit, trying to keep up to date and trying to move this forward and trying to continue the discussion between both minority suit members and our chairman.

We have suggested and made suggestions about arbitration, however we've been unable to come to conclusion as to what the best way to come about that is. I don't know the best way to resolve this. Right now it's being handled by our lawyers, their lawyers, our chairman and the members of the suit. I hope we can come to a conclusion on this because I do feel that it is critical, not only because what the decision makes will effect what your final shares will be in the new venture, but I think that holding up, there is the potential that this may hold up when restructuring may actually happen in event of a positive vote. So I would urge both parties to continue to push for some type of resolution on this issue.

John: Thanks Andy. Jack Callahan.

Jack Callahan: I think that the current allocation is reasonable. How fair it is, others are going to deliberate. But the situation has to be resolved before we go further or get to the end of the restructuring program into a vote. So I'm sure we all would like to see it resolved as soon as possible and as fairly as possible.

John: Thanks John. Jake.

Jake Morowitz: I think that this whole issue was handled terribly from the beginning, and we are unfortunately living with the results of some very, very bad decisions. I don't think that anyone doesn't want it resolved. I'm an old believer in you get what you agree to get when you got into the game. And if you have an argument that ought to be made to change that, then you ought to make that argument in the forum that it should be made, and at Chicago Board of Trade that's an arbitration committee forum, not a court of law.

I would like to see it arbitrated. I would like to see it resolved. I agree with Gary that there are dozens of more important things to do than to spend millions of dollars and a lot of paper and a lot of energy trying to fight this out in a court of law. If we can't get it arbitrated in a timely fashion, one thing that we can do is demand a vote in the S4 and vote it down. And then we're back to square one and then we can bring up a new S4 that doesn't include any different allocation than the allocation that was promised out of the box.

John: Thanks Jake. At this point for those of you on Membernet, we'll take questions from the audience and the people present here, any questions for the candidates.

Q. Hello, my name's Mark Gordon. I'm a COM member and a full member. This question I submitted to the nominating committee. I believe it is in the light of many people it would be viewed as an insignificant thing in the major issues that we're trying to address today and the reasons why we'll be voting. The answer I'm looking for from this question is a simple yes or no from the directors. And that answer I hope will give me a clear insight into how the directors will make other decisions in the future regarding the exchange.

Let's address the issue of individuals avoiding the payment of non-member trading fees under the status of a professional trading group or proprietary trading account. Do you, as director candidates, believe COM members trading under group status should be excluded from paying the 60 cent future transaction fee that individual COM members must pay? Would you as a director support measures to curb the fee breaks COM members receive trading under a group status?

Once again, I realize this might appear a minor issue in the scope of things, but I think this will clearly outline your direction for the exchange.

Gary Sagui: I'm not sure I understand your question.

John: Do you want to ask a question of the questioner then. I guess, what's your point here.

Q. [Gordon] My point is that COM members that trade under a group status are able to avoid paying the 60 cent non-member fee that an individual COM member must pay on every future transaction they make.

[ns] Are you talking ace?

[Gordon] I'm talking here in the agricultural room, when I trade under my COM membership every future transaction that I put into the futures pit I pay a 60 cent fee on. When I'm under my full membership fee, I only pay I believe it's a five cent fee.

[ns] Just to clarify here. Are you saying that there are, if there's someone else, so you're a CTI-1 and you're saying if there's someone else that's a CTI-2 who's trading a proprietary account of a member firm with a COM in this room, that when he is trading for the member firm's proprietary account, he winds up paying the member rate in the futures rather than, and you wind up as an individual paying the non-member rate.

[Gordon] Correct.

[ns] Okay. I think I understand it. I've got to think about it.

[Gordon] I'm speaking from the agricultural. I trade in the agricultural room.

[ns] Give me 30 seconds.

[ns] Let somebody else answer.

John: Howard, please.

Howard Feiler: Now that we understand where you're coming from, could you ask your final question. What was the end of the question?

[Gordon] Would you as a director support measures to curb the fee breaks COM members receive trading under a group status.

[ns] Not only do I think those fee breaks should be curbed, I also think that the rates are too low to start with.

John: Andy Wallace. Now you might understand why even though we had this fax, it was a little difficult to separate out the issues and we didn't go for this.

Andrew Wallace: I believe that if you want the lower fees, you should own a membership, you should not have a fee break based on spreading out that membership over more than one trader.

John: Go ahead Gary.

Gary Sagui: I believe that you buy a seat and you wear a seat in order to get a fee break. Myself and my fellow members, I have three partners that I trade a joint account with. We bought four seats over at the Merc even though we're not there very often. We did that to trade at a member rate. We buy four seats, we give up $14,000 a month in income at the Merc. We wear those seats, we give up that break mainly to get a fee break. Occasionally we go in the pit. So, no fee. If you want the fee break, it's easy. You buy the seat.

John: Thanks Gary. Jack Callahan

Jack Callahan: Members should have lower rates than non-members. If that's not the case, it should be reviewed.

John: Thanks Jack. Jake.

Jake Morowitz: Mark, I want to just ask you a question back. Are you aware that those people that you're describing pay a higher number than you do for your options trades.

[Mark Gordon] Yes, I believe they pay a delegate rate, correct?

Jake Morowitz: They pay a brokerage rate to the exchange. They're acting as a broker. So they pay a brokerage rate. So it really comes down to how many options they do, how many futures they do. It is disingenuous to say, gee you're paying 60 cents for futures trade, and not to mention, I mean I don't know what ratio you do, but it depends on what ratios they do. It might be an inconsequential number if you do a lot more options than futures. But that being said, there's two sides to this coin and it's not nearly as unlevel as you think it is. That being said, I have no problem with everybody who's in an option pit on a lease badge paying the same rates on a lease badge. Anybody who's in the options pit on a COM badge that they own, paying the same rates on a COM badge that they own. And anybody that's an option pit on a yellow badge paying the same rates as everybody on a yellow badge pays. But it's not nearly as clear as the way you explained it. There's a disadvantage that those people have right now as well.

[Mark Gordon] So Jake would you support...

Jake Morowitz: I think I've answered it. I'm happy to have everyone pay the same given.

John: That seemed fairly clear. One thing I want to point out, that questions on Membernet and questions from the audience, that we at the very least observe the Marquis of Queensberry rules here. I don't want any pointed questions. I want questions that all the candidates can answer. So. Al your turn.

Alan Zatopa: My answer would be yes I would look into it because the concept that a member deserves a lower fee is self-evident. So in your case, it would seem to me that yes, we would look into it. What the actual facts of the matter are, we wouldn't know until we did look into it.

John: Other questions.

Q. [female] My question is to the candidates, how will the current S4 affect the CBOE exercise right. Will the CBOE ever be able to terminate the exercise right under the current S4?

John: No, you gave up your turn last time Gary. Howard actually, and since everybody has spoken to the fact that they've read the S4.

[ns] That's an excellent question. And my answer is, I absolutely do not know. Nobody seems to know. That's what's wrong with the S4.

John: Andy.

Andrew Wallace: Well I would disagree by saying that I think that there was a great stride forward in the last year and that we have an agreement now in writing with the CBOE, something we've never had in the past that directly answers that. Now is this agreement which is part of the S4 good forever going forward. Well that's up to the courts to decide so of course you can't say that's it's good forever. However it is a step forward and codifies what we don't currently know.

John: Thank you. Jack.

Jack Callahan: The recent agreement last year regarding the CBOE exercise right. If we do everything according to the S4 and giving the members on the floor, the floor community, the tools to compete and everything else to keep the pits viable, we won't have a problem with the exercise privilege. However if the agreement allows for cases to go to arbitration if the CBOE feels that we are not fulfilling our obligation to keep our pits viable. Obviously it's in everybody's interest to make these pits viable, starting with us.

John: Thanks Jack. Jake.

Jake Morowitz: I think that the bigger in volume any agreement is, the more likelihood that anybody who wants to litigate it can litigate it. I think your question is more appropriate to attorneys, we're not attorneys. The Board of Trade, if I'm a director and anybody who is a director, cannot ever do anything to allow our exercise right to be extinguished unless we knowingly, willingly allow that to occur. Does the agreement in place now do that? I believe it does but there's a whole bunch of conditionals about how people perceive it to be. That's always going to be the case. That's the problem with any legal agreement.

John: Thanks Jake. Al.

Alan Zatopa: This is one of the things I have against the demutualization, because as I understand it, if we stay the way we are, that exercise right is not at risk, as I understand it. If we demutualize we put it at risk. Now how great that risk is is hard to tell. I think that initially it would not be at risk following the S4. The problem is when we start talking about dilution, there's a lot of things that could happen on down the line that could put it at risk. And frankly this is one of the reasons that I think demutualization may not be the way that we should go because we may be giving up things and actually losing member value rather than gaining member value.

John: Thanks Alan. Gary.

Gary Sagui: I'll quote Jake Morowitz, any legal document can be litigated. You can litigate anything. Are you going to win? I don't know. I'm actually happy that we had this dispute with the CBOE over the exercise right. Because it forced us to have a core right in our demutualization that guarantees that we're going to have a member preference in perpetuity. And if that member preference, I fought for that with Nick and Gary Knight and other members of this exchange. I felt that really the fundamental value of our seat, if we go entirely electronic, is to have a member fee preference. We had quite a fight to convince the board of directors and former board of directors in 2000. We had quite a fight to convince the board of directors to put a member preference into demutualization agreement. Now, I don't have to fight anybody. If our member preference is denigrated in any way, all I have to do is go over to the CBOE and say, hey boys, you know there's some fine print in the member preference now that is diminishing its effectiveness. Right away the board of directors of the CBOE will throw the flag and will threaten the Board of Trade with loss of the exercise right. The process will go to arbitration and bottom line is that this member preference that we have is a stronger member preference than any other exchange could possibly have in an all electronic world.

So I guess what I'm saying is, I feel confident that the exercise right is safe and that furthermore the agreement that we have with the CBOE while it could be litigated is in fact something that is going to guarantee the value of the trading right that we have on this floor here forever.

John: Thanks Gary. Other questions from the floor.

Q. Several of the candidates for director expressed concern with the S4. You guys saw some issues with it, loss of control or dilution. This question is for those of you that had problems with the current S4. The Mercantile Exchange did restructure. Are you familiar with their restructuring and were they able to do things that avoided your concerns.

John: Andy Wallace, you're up.

Andrew Wallace: As I think I stated earlier concerning the S4, I do support much of the way it stands right now. And the one caveat I will make to that, because we have had more member input over the last month is, I would want to make sure that the petition process to allow members to run for the board is straightforward and fair and allows them a chance to compete against a slated nominated board of directors. So I want to make sure that they have an opportunity to do that.

However, I do believe that the S4 as it stands is important. And I do believe that this concern about shares that may be issued in the future, is an important concern of the membership and I think that the board of directors, as they always do, have to listen to the members and determining what to do with that. And again, that's why we stapled the trading right shares together with the common stock shares so that we can't do that until the board of directors feels that it's necessary.

Now, as board members we have to listen to our members and make decisions based on what we think they want us to do and what we think is good going forward. We have to be careful about going too far back and changing what the spirit of this S4 is because I think if we do that, you're not going to be able to keep or bring in the type of management that this institution wants. I think you may take a step back to where you're protecting just what the members' interests are by bringing in the type of CEO president that we've seen in the past. I think we want to move forward as the CME has done with the professional management team that has a watch guard of its board of directors and I think that we should follow along that same path.

John: Jack.

Jack Callahan: As I mentioned earlier, I think the S4 is a blueprint for the direction of the Board of Trade. There are many, many checks and balances in here. I think it's going to be very hard actually to complete it in its current form right now. Things will change over a period of time. As I said, there are speed bumps and we're reassessing as we go along here.

I believe there are enough checks and balances in there so that the burden will be on the board of directors to act in the interest of the stockholders. So far as issuing additional stock, it better bring back a major value to the owners relative to what dilution and control they may have.

These are decisions for directors. I think there's enough checks and balances in the S4 going forward.

John: Do you want to repeat your question.

Q. It was not so much a question to ask in general. I know there are people with issues with it, but the Merc has restructured. Is anyone familiar with how they did it, and does it satisfy those or would you be in favor of doing it the way the Merc did it?

John: Jake.

Jake Morowitz: I don't own a Merc seat, and although I'm familiar with the general outlines of how they did it, I can't tell you that I've read their S4 and I think that it's unfair for me to do a real comparison of the details. I also think that it's unfair and not right, we've all expressed our views about the S4. I think that the board of directors are going to have to make some decisions about what they're going to do in terms of changing it or bringing it to the membership. Ultimately all the members need to get the S4 in their hands. And ultimately the membership has to debate it. I think that we're trying to elect directors here and I think that has more to do with a whole slew of issues, their experience, their character, their views in general on things. And getting down to the Merc is a little too much detail for a guy who's not a member over there.

John: Thanks Jake. Al.

Alan Zapota: I'm a former member of the Merc but no I have not read it. I think you bring up a pretty good point though, that you can look at the way other exchanges do it, and you can learn something. I do know for example right now they're having a big political problem over there. The members are very upset about the compensation of the top management. It's going to be a political brouhaha over there. So is watching them going to be interesting? Yes. And I think the idea is it probably would be a good idea to read through whatever their document was to garner out and maybe we can learn something from them.

John: Thanks Al.

[Gary Sagui] I'd love to answer the question. I am a member of the Merc. I'm familiar with their demutualization. I'm very familiar with their prospectus. The Merc was first. Ours is going to be better.

Point one. Member preference fees. Our member preference is so much better than the Merc's it's ridiculous. I could go into detail if you want.

Second thing. We have a one year board, if we're not satisfied with what our board is doing. If we think that our board is trying to pump up dividends for the class A shareholders at the expense of the class B shareholders, we can bounce those guys out in one year by running a slate of five people and taking control of the board. Much better than the Merc.

The third thing is, they issued a substantial amount of what's called Treasury Stock. That's what the discussion was here about today, an extra 70 million shares. They had a similar amount of extra stock that is just sitting there for use by the board of directors. It's obvious to me from listening to this sample of potential directors, that there is not going to be any issuance of stock that our board can issue without our approval. Three counts. Assuming, assuming that we eliminate that 70 million shares and assuming that stock cannot be issued at the Board of Trade without, additional stock cannot be issued without a vote of the members. Our S4 will be better, finally, in three significant areas.

John: Thanks. Charlie Carey had a comment on that.

Charles Carey: Tom, you make a good point there. The Merc has completed a demutualization, the NYMEX has completed a demutualization. Two different types of governance. I spoke to Scott Gordon, seven of the board members at the CME are protected by Delaware law, they're nominated by an inside nominating committee. I think Gary's right except that we probably do have to look at our nomination process to ensure that you can indeed run an opposition slate if you're not pleased with what goes on, and I think everybody said that, but that is part of fine tuning this document. And I think somewhere between what the CME has done and the NYMEX has done, you'll get to the proper governance to fit our business model.

John: Thanks Charlie. Jay Holman.

Q. I'd like to ask the fellows a clearing question. Within the context of our present reality, which is that we are two completely separate entities and we really have no contractual performance agreement with the clearing corporation. Do you feel that that relationship, the way it exists today, is adequate to serve our needs as we move forward.

John: I think we're back to Jack.

Jack Callahan: Are you referring to BOTC? As I understand BOTC is owned by members, the members of BOTC. Not necessarily by our exchange itself. The clearing business is a business in itself. Ideally you like to vertically integrate all the processes. It's certainly a profit center to somebody. I think it's a business question. We're were basically a customer of BOTC. Do we want to take that over ourselves. Do we want to spend the resources to become a clearing corporation. Can we count the same efficiencies. I think we have cash in the bank right now, and I don't know that we'd consider such maybe a year or so ago. I think it's a business decision on a different business. We'd have to look at it that way.

John: Thanks Jack. Jake.

Jake Morowitz: The answer is no. I'm terribly unhappy with the ongoing relationship that the Board of Trade has with BOTC. We generate 90 something percent of their revenue, yet we have no contractual relationship. We have no reason to believe that they are not going to clear our competitors. They do. They are constantly looking for other business revenue and models which might negatively impact us. It's a terrible relationship. It should have been addressed years ago. It should have been on the front burner of the new administration. Everyone says it should be addressed. It's terrible.

John: Thanks Jake. Tell us what you really think though. Al Zatopa.

Alan Zatopa: That's a good question. The Board of Trade I've always felt is a very well run organization. It's very well run now. They've got a good president and a good chairman. And I think we still represent like 90 some percent of the business. [John: 91%.] Ninety-one, thank you. So I'm not too concerned now. But I think the issue is, as we go forward and they either get more business or get more business from our competitors or our competitors and I understand that this may even be happening as we speak, start getting more influence over the management of BOTC. There may come a point when from a business point of view, we're going to have to look at it because they control some of our money. How much we pay for clearing. So, I don't think it's an issue right now, but I can certainly see how it could be an issue as things move forward.

John: Thanks Al. Gary.

Gary Sagui: The relationship with BOTC is completely unacceptable and it has to be dealt with now. Let's take the issue of them getting cross margining to our competitors. I had this conversation with Tom Hammond. This was before broker tech came up. I said, Tom, if you chose to, could you cross margin broker tech products against the Board of Trade products without our, could you give complete margin relief to broker tech positions that have offsetting positions at the Board of Trade. And the answer was straightforward, yes, we have that right. We don't intend to do it, but we have that right. That is absolutely unacceptable.

The other thing is, let's revisit common clearing. Way back when, when we were talking about common clearing, hey, we almost got there. We shot it down. One of the reasons for doing common clearing was that we were going to be able to do cross margining within common clearing. What did BOTC tell us back then. Well BOTC said, hey, we can cross margin Merc products against the Board products. We don't need common clearing to have cross margining. Well that's a crock.

BOTC sat down for, I don't know how many sessions, with Philip Andrew Gill over at the Merc and they hammered out what they called a cross margining agreement. Well, one, the cross margining agreement was only available for the proprietary accounts of firms that cleared the Merc and the Board of Trade. It wasn't available for CTI-1 accounts. It wasn't available for CTI-4 accounts. You want to talk about member opportunity, talk about having cross margining.

So, one, they never provided the product to anyone but CTI-2 accounts that cleared both exchanges. And secondly, the process was so awkward that for firms to be able to use cross margining, at the end of the day at 2:00, they had to look at all the positions that all their traders had, and they had to look at whether they'd get the better margin break by margining Board of Trade to

Board of Trade, fives to tens. And blues to golds over there. Or whether they could get a better break by margining Board of Trade products against Merc products. And the firm by some set time in the afternoon, then had to pull the positions out. They had to determine where they got the better margining. And then they had to take the positions out, isolate them, and send them into a cross margining agreement. Logistically it was so overwhelming that nobody could, not even major firms had the ability to accomplish that in such a short timeframe and so [John: Gary. Gary.] it was completely ineffective. Hey, they're not doing their job. They're not doing their job and they're a competitive threat and we should call them on the carpet.

John: Thank you. Howard.

Howard Feiler: Jay, can you repeat the question.

Q. The question, Howard, was, given the context of our present reality with clearing where we are two completely separate entities and we have no contractual agreement with BOTC. Do you think that relationship is adequate to serve this exchange as we move forward?

Howard Feiler: Okay. Well the fact that we're separate has its advantages and disadvantages. I don't think we'd be able to get a triple A credit rating without being separate. And that triple A credit rating is something that our customers value very highly. I don't think that competitive advantage of this exchange has been marketed enough. But it's something that our customers definitely want.

Now, should we have a contract? Absolutely. Not only should we have a contract, but. I called the director of the Board of Trade Clearing Corp. this week to find out why we didn't have a contract. And the first question I asked him was, how much of your revenues is the Board of Trade.? He said between 85 and 90% and then there's some auxiliary revenues from holding the margin amounts. How can an organization that's 85 to 91% of the customer base not negotiate a contract from a position of strength. This is mind boggling to me.

Of course we should have a contract. The question I think you should be asking Jay is, why don't we have a contract already.

John: Thanks Howard. Andy.

Andrew Wallace: I think that our current relationship with BOTC is a problem. And it does need to be addressed and it is on the agenda this year of the board to address that and I hope whoever is on the board takes that very, very seriously.

I recently found out that BOTC has raised some of the fees to our members just starting this year. I just found this out last week and have a call into Dennis to talk to him about it. They're using some of these fees to help improve their infrastructure. Why are we paying higher and higher fees to improve their infrastructure so they can continue to bring in competition against our markets.

I believe that the business we do is extremely attractive to many clearing organizations around the world. Clearing is a commodity business. I think that it's important that we go out, talk to other clearing competition, because I think that the current fees we pay to BOTC can completely go away. I think that our business is attractive enough that we can find a way to knock our fees down substantially and I think that that's something that needs to be done this year. I think that it's again one of the stated missions for this year's board. And I think we take that very seriously.

John: Thanks Andy. We'll have one last question here.

Q. This is a fairly simple question but I think. My name is Art Wolf and I believe that over the years we've gotten less than quality professional advice from some of our accountants and attorneys. Would you as a member of the board be prepared to evaluate our outside professional people and be prepared to make a change if it looks like it should be done?

John: Jake.

Jake Morowitz: In a New York second.

John: That's as close as you're going to get to a short answer.

Jake Morowitz: New York second. I think we've had terrible advice and terrible counsel for a long time, without reevaluating it, without changing it. In a New York second.

John: Al Zatopa.

Alan Zatopa: I agree.

John: Gary Sagui.

Gary Sagui: I think that's a basic responsibility of a director to evaluate accounting and legal advice that we're given.

John: Howard.

Howard Feiler: Art, of course it should be reevaluated. The question I have is why hasn't it been reevaluated already.

John: Andy.

Andrew Wallace: Art, yes I think we do need to look at this issue and we have several service providers who have not given us the type of advice we'd like. There have been some discussions in the past, but I think it needs to come to a close. And I think that our new CEO and president, Dave Vitale, needs to address this issue with the board of directors pushing very hard.

John: Jack Callahan.

Jack Callahan: Of course. We have plenty of instances of directors behaving badly with Enron for example. There's no question this issue should be reviewed because it's very important to the institution. It's a no-brainer.

John: And with that gentlemen, it's 4:00. Any further questions you have, we have a number of venues. You can ask the candidates themselves. Trade Talk. Put some calls. I want to thank everybody for their participation today.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.